October 15, 2024

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Heather Clark

Andrew Blume

Re:	Packaging Corporation of America

Form 10-K for the Year Ended December 31, 2023

Filed February 29, 2024

File No. 001-15399

Ladies and Gentlemen,

I am writing in response to the letter of the Staff of the Division of Corporation Finance dated October 7, 2024, regarding the filing listed above. For your convenience, each of the Staff’s comments is repeated in bold below followed by our response.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Special Items and Earnings per Diluted Share, Excluding Special Items, page 21

1.

Your earnings per diluted share, excluding special items table is presented prior to any discussion of GAAP earnings per diluted share, your results of operations and your other non-GAAP measures on page 31. Furthermore, we note that this measure and the segment EBITDA excluding special items measures presented within this heading are not explicitly identified as a non-GAAP measure. Please revise to explicitly identify each non-GAAP measure and refrain from giving any measure undue prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Also revise your segment EBITDA excluding special items reconciliation table on page 32 to clearly indicate the GAAP measure is segment operating income/loss and not segment income/loss, which could be misconstrued as a net income figure. Your Form 8-K earnings releases should be similarly revised to address the relevant items in this comment.

We determined that in response to your comments we will make the following changes in our future filings:

•

The “earnings per diluted share, excluding special items” table was presented to provide the required reconciliation of earnings per diluted share excluding special items presented in the Executive Summary to reported earnings per diluted share. We will enhance our disclosure and reduce the prominence of the presentation of the table by moving the table back into the section “Reconciliations of Non-GAAP Financial Measures to Reported Amounts” at the end of Item 7 and disclose in the Executive Summary that the required reconciliation of this and other non-GAAP measures we use are included in that section.

•

We will explicitly identify non-GAAP measures we disclose, including earnings per diluted share excluding special items, and segment EBITDA excluding special items as non-GAAP measures and will not disclose those measures with undue prominence.

•	We will label segment income as segment operating income or similar.

•	We will make appropriate revisions to the presentations we make in our earnings releases.

Results of Operations, page 23

2.

We note your risk factor disclosures on pages 12 and 14 related to cost inflation you have experienced in your business. Please revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

To the extent that inflationary pressures have a material impact, we will enhance our disclosures in future filings to expand upon the principal factors contributing to those inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on our results of operations and financial condition, where possible.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Share-Based Compensation, page 41

3.

We note your disclosure that you recognize the cost of equity awards expected to vest over the period the awards vest. Since you issue share-based awards with market conditions, as noted on pages 65-66, please confirm and revise your disclosures to clarify that you recognize all compensation cost for such awards if the requisite service period is fulfilled, even if the market condition is never satisfied.

We confirm that, in accordance with FASB ASC 718, we recognize all compensation cost of such awards over the requisite service period, even if the market condition is never satisfied. In our future filings, we will clarify our disclosure by (a) amending the second sentence discussing compensation expense in footnote 2 Summary of Significant Accounting Policies, Share-Based Compensation subsection and (b) amending the last sentence in the paragraph above the table discussing unrecognized compensation expenses for all share-based awards in footnote 14 Share-Based Compensation as follows:

Compensation expense is recorded ratably over the requisite service period of the award. For the performance units, compensation expense is recognized regardless of whether the market conditions of the respective performance unit are satisfied.

Sincerely,

/s/ ROBERT P. MUNDY
Executive Vice President and Chief Financial Officer